

November 9, 2020

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

> **Re: Elite Education Group International Ltd**
> **Amendment No. 7 to Draft Registration Statement on Form F-1**
> **Submitted November 3, 2020**
> **CIK 0001781397**

Dear Mr. Wu:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted November 3, 2020

Capitalization, page 31

1.  It appears that the net proceeds reflected in the table on page 31 is inconsistent with the net proceeds reflected on pages 12 and 30. Please revise as appropriate.

2.  We note that the second bullet in this section refers to the "offering price of $8.00 per Unit, the midpoint of the range set forth on the cover page of this prospectus." However, we note that no range is provided on the cover page of the prospectus. Please revise as appropriate.

Dilution, page 32

3.    Please tell us, and disclose as appropriate, your basis for including deferred IPO costs in your calculation of net tangible book value as of March 31, 2020.

    You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc:    F. Alec Orudjev, Esq.